UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

WageWorks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

930427109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OAK RIDGE INVESTMENTS LLC 36-4142388

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

225079

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

260085

	8	SHARED DISPOSITIVE POWER

751900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1019985

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

Oak Ridge Investments, LLC disclaims beneficial ownership of the shares reflected in this Schedule 13G except to the extent of its pecuniary interest therin, if any. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is the beneficial owner of the Shares for any other purpose than 13(d) of the Securities Exchange Act of 1934.

Item 1.

(a)	Name of Issuer
WageWorks, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1100 Park Place, 4th Floor San Mateo, California 94403

Item 2.

(a)	Name of Person Filing
Oak Ridge Investments, LLC

(b)	Address of Principal Business Office or, if none, Residence
10 South LaSalle Street Suite 1900 Chicago, Illinois 60603

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
common stock

(e)	CUSIP Number
930427109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,019,985

(b)	Percent of class: 3.62

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 225,079

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 260,085

(iv)	Shared power to dispose or to direct the disposition of: 751,900

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

On 9/5/2013, Oak Ridge Investments ceased being a beneficial owner of more than 5% of the common stock of Wageworks, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Shares reported on this Schedule 13G are owned by a collective investment vehicle which is sub-advised by Oak Ridge Investments, LLC. The investment advisor for which Oak Ridge Investments, LLC serves as sub-advisor is Pioneer Investment Management Inc. As a result, Oak Ridge Investments, LLC has shared power to dispose or to direct the disposition of the Shares indicated above. Oak Ridge Investments, LLC disclaims beneficial ownership of the shares reflected in this Schedule 13G except to the extent of its pecuniary interest therein, if any. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is the beneficial owner of the Shares for any other purpose than 13(d) of the Securities Exchange Act of 1934.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oak Ridge Investments, LLC

Date: February 03, 2014	By:	/s/ Alan E Molotsky
Name: Alan E Molotsky
Title: Executive Vice President

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)